September 7, 2018

VIA EDGAR

Elisabeth M. Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street NE
Washington DC 20549

Re: Strategy Shares, File Nos. 333-170750, 811-22497

Dear Ms. Bentzinger:

On June 28, 2018, Strategy Shares (the "Registrant"), on behalf of its series, the Strategy Shares Nasdaq 5 HANDL Index ETF (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the "Registration Statement"). In a telephone conversation on August 13, 2018, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. A marked version of the prospectus and SAI is attached to aid in the review of the Registrant’s responses.

General

Comment 1. Please update all series and class identifiers on EDGAR with ticker symbols once available.

Response. The Registrant will include ticker symbols on EDGAR once available.

Summary Prospectus: Principal Investment Strategy

Comment 2. Under Principal Investment Strategies, please include the range of market capitalization of the stocks that compose the large cap segment of the NASDAQ US Benchmark Index.

Response. Upon consultation with Nasdaq, Inc. the Registrant notes that Nasdaq, Inc. does not provide capitalization range information and thus the Registrant is unable to provide such information, but feels that investors generally understand the large capitalization concept even without specific capitalization range information.

4817-0187-0448.1

Comment 3.

Part 1. Please reconcile the white paper description of the Core Portfolio fixed income ETF selection so that the Prospectus invokes "lowest expense ratio after waivers" rather than "largest" ETF.

Part 2. Please reconcile the white paper description of the Core Portfolio equity ETF selection so that the Prospectus invokes "lowest expense ratio after waivers" rather than "largest" ETF.

Response. The Registrant has replaced largest with lowest expense ratio after waivers as requested.

Comment 4. With respect to fixed income securities that compose a principal strategy, if there are any credit quality limits please recite them. If the Fund intends to invest in junk bonds as a principal strategy, please include junk bond risk including default risk. Please include this quality recitation for each sleeve of the strategy.

Response. Upon review, the Registrant does not believe that junk bonds are an element of the principal strategies. The Registrant has amended Core Portfolio fixed income disclosures to include an investment grade credit quality requirement.

Comment 5. Under the reference to the eight Explore Portfolio categories, please list the eight asset categories parenthetically.

Response. The Registrant has included the eight asset categories parenthetically.

Comment 6. Under the Explore Portfolio income category, please recite whether or not there are any maturity, duration and quality limits.

Response. The Registrant has amended disclosures to recite that there are no limits on maturity, duration and quality.

Comment 7. In the reference where "in certain circumstances" the Fund may use a different ETF than the one that would be selected by the index formula, please identify those circumstances.

Response. The Registrant has amended disclosures to note that an ETF with an expense ratio 20% lower than the largest ETF will be used instead of the largest.

Comment 8. Please describe how often the explorer sleeve is rebalanced.

Response. The Registrant has included a disclosure noting monthly rebalancing.

Principal Investment Risks

Comment 9. Add an introductory phrase alerting investors to the fact that these risks apply to the underlying ETFs as well as the Fund itself.

Response. The Registrant has added an introductory phrase alerting investors to the fact that these risks apply to the underlying ETFs as well as the Fund itself.

Comment 10. If Bryant Avenue Ventures, LLC lacks experience as an index provider, please consider adding this as a principal risk.

Response. Upon review, the Registrant does not believe Bryant Avenue Ventures, LLC lacks experience as an index provider.

Comment 11. When referring to concentration risk, please replace "focus" with "concentrate" and change "may" to "will."

Response. The Registrant has made the requested replacement of "focus" and "may."

Comment 12. Distribution Risk. If the Fund anticipates that it will not be able to meet its 5% distribution target, please include this is the risk description.

Response. Upon review, the Registrant does not believe inability to meet its 5% distribution target is a principal risk, but notes that the Registrant has previously provided related risk disclosures.

Comment 13. ETF Structure Risk. Please include a description that securities are bought and sold in the secondary market at market price and that the investor may have to pay a brokerage commission when they buy and sell in the secondary market.

Response. The Registrant has made the requested inclusion of a description that securities are bought and sold in the secondary market at market price and that the investor may have to pay a brokerage commission when they buy and sell in the secondary market.

Comment 14. Fixed Income Risk. Please include default risk as a form of credit risk and add the risk that price of a fixed income security will tend to drop if the ratings of the underlying issuer drop and the probability of the failure to pay principal and interest also increases as ratings decrease.

Response. The Registrant notes that a description of default risk as a form of credit risk is presently recited. The Registrant has added the risk that price of a fixed income security will tend to drop if the ratings of the underlying issuer drop and the probability of the failure to pay principal and interest also increases as ratings decrease.

Comment 15. Market Risk. Add bond market when referring to market risks.

Response. The Registrant has made the requested inclusion of bond market when referring to market risks.

Comment 16. Medium Capitalization Risk. Please add this to the principal investment strategies or remove the risk.

Response. The Registrant has removed this risk.

Comment 17. Turnover Risk. Please add a statement under Principal Investment Strategies for citing that the Fund may engage in frequent trading.

Response. The Registrant has added a statement under Principal Investment Strategies noting that the Fund may engage in frequent trading.

Comment 18. Please consider removing underlying fund risk because all the risks appear to have been addressed under ETF risk.

Response. Upon review, the Registrant believes underlying fund risk presents relevant risk disclosures that are not captured elsewhere.

Statutory Prospectus

Comment 19. The staff notes that the strategy description is identical to the one presented in the summary. Please endeavor to make the summary a true summary.

Response. Upon review, the Registrant believes that it is not able to further summarize strategies in the summary prospectus without incurring the risk of diluting their meaning.

Comment 20. Non-Principal Strategies. Under growth and income, please remove reference to a fund of funds ETF as this would be impermissible absent an exemptive order.

Response. The Registrant has removed reference to a fund of funds ETF.

Comment 21. Change in Fixed Income Conditions. Please consider moving this such that it is a principal risk.

Response. The Registrant has included an element of this risk related to rising interest rates under Fixed Income Risk, which it believes gives measured prominence to this element of risk.

Comment 22. Credit Risk. Please delete because this is already described as principal risk.

Response. The Registrant has deleted this risk.

Comment 23. Derivatives Risk. Please confirm that derivatives are not included when measuring the 80% investment test.

Response. The Registrant confirms that derivatives are not included when measuring the 80% investment test.

Comment 24. Extension Risk. Please consider whether or not this is a principal risk and should be included in the principal risk group.

Response. The Registrant has included an element of this risk related to rising interest rates under Fixed Income Risk, which it believes gives measured prominence to this element of risk.

Comment 25. Liquidity Risk. Please consider whether or not this is a principal risk and should be included in the principal risk group.

Response. The Registrant does not believe this is a principal risk.

Comment 26. Prepayment Risk. Please consider whether or not this is a principal risk and should be included in the principal risk group.

Response. The Registrant has included an element of this risk related to falling interest rates under Fixed Income Risk, which it believes gives measured prominence to this element of risk.

Comment 27. Turnover Risk. Please delete because this is already described under principal investment risks.

Response. The Registrant has removed turnover risk.

Comment 28. When referring to the dissemination of indicative portfolio values every 15 seconds, please disclose whether or not the Fund is aware of any impediment to such frequent disclosure and if so state the impediments or circumstances that may arise such as using stale prices.

Response. Upon review, the Registrant does not believe there are any impediments to pricing every 15 seconds.

Comment 29. Please include all portfolio managers in the statutory and summary portion of the Prospectus.

Response. Upon review, the Registrant believes it has included all portfolio managers in the summary and statutory portions of the Prospectus.

Comment 30. Under the Premium and Discount Disclosures, please amend the language so that it tracks Item 11(g)(2) of Form N-1A.

Response. The Registrant has amended disclosures to include reference to the most recently completed calendar year, and the most recently completed calendar quarters since that year, as is consistent with Item 11(g)(2).

Statement of Additional Information

Comment 31. Securities Lending. Please replace other high quality securities with irrevocable letters of credit not affiliated with the borrower.

Response. The Registrant has made the requested replacement.

Comment 32. Investment Restrictions. In the introduction please strike "except as discussed below."

Response. The Registrant has made the requested deletion.

Comment 33. With respect to concentration, please strike may and replace it with will.

Response. The Registrant has replaced "may" with "will."

Comment 34. Please insert information making it clear that transmittal date NAV will be received by an authorized participant.

Response. The Registrant has inserted information making it clear that transmittal date NAV will be received by an authorized participant.

Comment 35. Please make clear under the heading Proxy Voting that the proxy record for the most recent year ended June 30th will be included in SEC filings.

Response. The Registrant has amended proxy-related disclosures to note the proxy record for the most recent year ended June 30th will be included in SEC filings.

Comment 36. With respect to the names and addresses of service providers, please invoke reference to Appendix 2 in a suitable location, perhaps at the top of page 39.

Response. The Registrant has included a reference to Appendix 2 following the listing of service providers at or near the top of page 39.

Part C

Comment 37. In Part C, please provide final executed versions of agreements rather than form of agreements.

Response. The Registrant has included final executed versions of agreements.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238, or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport

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